EX-99.1

Corgi International Limited Provides Financial Guidance

HONG KONG--(BUSINESS WIRE)--Corgi International Limited (Nasdaq GM:CRGID) today announced that it is providing financial guidance.

CEO Michael Cookson commented, "Recently Corgi closed a series of transactions. Now we are providing financial guidance to improve our transparency to investors." He continued, "This new guidance supersedes any previous guidance, which should no longer be relied upon."

For the 12 month period ending March 31, 2008, Corgi expects revenues to range from $110 million to $115 million, which represents more than a 20 percent increase when compared with the combined revenues of the three predecessor companies during the prior year.

Cookson stated, "Corgi has assembled a valuable set of content and distribution assets, which we expect to produce attractive financial results over time. In the coming years, we target operating margins in the double digit range as a percentage of revenues and net margins after taxes in the high single digit range." Cookson added, "Over time, we expect our revenues to grow in step with our licensing partners' growth, in the low double digit range."

About Corgi International

Corgi International develops and markets a wide variety of both licensed and unlicensed collectible products- ranging from high end prop replicas to toys and gifts. The company holds licenses for many of the top film franchises of all time, including Batman, Disney Classics, Harry Potter, James Bond, Lord of the Rings, Pirates of the Caribbean, Star Trek, Star Wars, Superman, and others. The company is headquartered in Hong Kong, with offices in Walnut Creek, CA, Chicago, IL, and the United Kingdom.

Caution Regarding Forward-Looking Statements

Certain statements in this release are forward-looking, including statements concerning anticipated revenues and margins. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2006. The company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

Contact:
The BlueShirt Group
Peter Ausnit, 415-217-5863 (Investor Relations)
Peter@BlueShirtGroup.com